March 15, 2005
Mail Stop 0510
Via Facsimile and U.S. Mail

Beth A. Durrett
Chief Financial Officer
Bestway, Inc.
7800 Stemmons Freeway, Suite 320
Dallas, Texas 75247

Re:	Bestway, Inc.
Annual Report on Form 10-K for the year ended July 31, 2004
File No. 0-08568

Dear Ms. Durrett:

      We have reviewed your March 7, 2005 response letter. The Division`s Office of Chief Accountant concurs with your determination that the cash paid to acquire rental property should be classified as an investing activity in the Statement of Cash Flows. In reaching this determination, it was observed that rental income, rather than proceeds from asset sales, is the predominate source of cash flows generated by these assets. The relevant guidance is paragraph 87 of
SFAS 95. However, this classification must be consistently applied to both cash receipts and disbursements. Specifically, if the cash paid to acquire the rental equipment is an investing activity then the cash ultimately received from sale or disposition of the asset should similarly be classified as an investing activity. The relevant guidance is paragraph 24 of SFAS 95. Therefore, your Statements of Cash Flows must be revised to present cash received on sale of rental assets as an investing activity rather than an operating activity. Your 7/31/04 Income Statement reports $1.7 million of merchandise sales revenue. The cash received in such transactions must be re-classified on your Statements of Cash Flows. Please make the revisions in amendments to your 7/31/04 10-K and subsequent 10-Q`s.

      Questions may be directed to Jenn Li at (202) 942-1956, Al
Pavot at (202) 942-1764, Leslie Overton, Associate Chief
Accountant,
at (202) 942-1913 or to me at (202) 942-1950.

Sincerely,



John Hartz
Senior Assistant Chief Accountant
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[Mr./Ms. xxxx]
[Company]
[Date]
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE